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                                                                    Exhibit 99.1

[LOGO FOR VISIBLE GENETICS INC.]

                             VISIBLE GENETICS INC.
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                              FOR IMMEDIATE RELEASE

CONTACTS:

Richard Daly (416) 813-3281            Bruno Maruzzo  (416) 813-3271
CEO, Visible Genetics Inc.             Investor Relations, Visible Genetics Inc.

              VISIBLE GENETICS ACQUIRES FORMER VIRCO UK LABORATORY

              - VGI ESTABLISHES MAJOR RESEARCH FACILITY IN EUROPE -

TORONTO, CANADA (OCTOBER 3, 2001): VISIBLE GENETICS INC. (VGI, NASDAQ: VGIN) today announced that it has acquired Virco's international research laboratory in Cambridge, UK together with substantially all the research staff of about 25 scientists. VGI will acquire the laboratory assets for US$829,000 and assume the lease for the 20,000 square foot building at an annual cost of US$419,000.

The Cambridge operation will become VGI's principal international research hub, headed by Chief Scientific Officer Dr. Brendan Larder, who announced his move from Virco to VGI in July. The Cambridge team, which has worked together for the past three years under Dr. Larder's direction, will be leading Visible Genetics' research into new ways of applying genetic information to improve the treatment of a wide range of diseases.

"Through this acquisition, Visible Genetics will greatly expand our R&D capability and accelerate the development of valuable new clinical tools and services for HIV, hepatitis, and oncology," said Richard T. Daly, President and CEO of Visible Genetics. "We are also very pleased that Visible Genetics' CSO Brendan Larder, will continue to lead his former team from Virco."

The Cambridge team has significant expertise in the areas of HIV, hepatitis and oncology, all areas of great potential for the development of assays, using current and future VGI technology platforms. Senior scientists Sharon Kemp, Berwyn Clarke and Katharina Boucher, who have over 53 years of relevant research experience between them, will be leading the research teams for the three areas, reporting to Dr Larder.

"The whole team is delighted and very excited about this development", commented Dr. Berwyn Clarke, International Head of Hepatitis Research. "The combination of the scientific experience and creativity of this research team with VGI's proven development and commercial expertise should be a winning formula in terms of delivering new clinical management tools."


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The acquisition follows Virco's decision to reorganize the work being conducted in Cambridge and consolidate their operations to their Belgian headquarters. This presented VGI with the opportunity to acquire the research facility and staff.

Concurrent with the acquisition, the Company also announced the restructuring of its overall R&D operations. The research lab in Toronto will be closed at the end of the year, with the activities split between the Atlanta laboratory and the newly acquired Cambridge facility. Cambridge will focus on research while the Atlanta facility will be primarily involved in kit development and the transfer of newly developed products to manufacturing. The Company expects to take a US$1.1 to 1.5 million charge in the third quarter in connection with the closing of the Toronto laboratory facility. The remaining 120 employees in Toronto will be responsible for instrument development and manufacturing, MicroCel(TM) manufacturing, software development, and corporate administration.

In addition, Dr. James Dunn, one of the founding employees of VGI and a key contributor to the development of the OpenGene system, will be leaving his role as VP Research & Development but will continue to provide consulting services to the company on an as required basis.

BACKGROUND

BERWYN CLARKE obtained his BSc degree in Biochemistry at the University of Kent and his PhD in Molecular Genetics at St Mary's Hospital Medical School, London before winning a Fellowship to Harvard University Medical School in 1981. He has over 17 years' experience in virology, specializing in Hepatitis, gained at the pharmaceutical companies Wellcome and Glaxo Wellome culminating in his becoming the international Hepatitis C Virus Program Leader in 1997. He joined Virco in 2000 to lead the Hepatitis pharmacogenomics team. Dr Clarke has over 80 scientific publications to his name and serves on the editorial board of a number of leading scientific journals.

SHARON KEMP obtained her BSc in Biological Sciences at the University of Lancaster in 1983. She then took up a research post, working on herpes viruses at the University of Cambridge. She joined Wellcome in 1985 and continued to develop her work on herpes before moving onto HIV. In 1989, she and Dr Larder were responsible for the first identification of HIV drug resistance and the elucidation of the genetic basis of this resistance to the drug AZT. She joined Virco in 1997 as Managing Director of the UK Research Facility.

KATHERINA BOUCHER gained her first degree in 1992 and then her doctorate in Veterinary Medicine in 1995 at the University of Bern, Switzerland. Her doctorate was on the role of the tumor suppressor gene p53 in skin cancer. In 1996 she took up a position at the prestigious Laboratory of Molecular Biology in Cambridge managing a research program studying the molecular basis of leukemia. In 1999 she joined Virco as International Director of Molecular Oncology.

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Visible Genetics Inc. is a leader in the emerging field of pharmacogenomics, which uses genetic information in the identification and analysis of genes to improve patient care and reduce healthcare costs. VGI manufactures and markets high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene(TM) system employs patented CLIP technology--a single-step, bi-directional sequencing method that significantly reduces the time and cost involved in identifying clinically relevant genetic information. Visible Genetics' TRUGENE(TM) HIV-1 Genotyping Test and OpenGene(TM) System were recently cleared by the U.S. Food and Drug Administration (FDA).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to the market acceptance of genotyping and the Company's products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, the ability to obtain regulatory approval, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks as detailed from time to time in the Company's SEC filings, including its most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward-looking statements.

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